Exhibit 99.(j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the caption “Financial Highlights” in the Prospectus and in the introduction and under the captions, “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information in Post-Effective Amendment No. 90 to the Registration Statement (Form N-1A, No. 033-23166) of Morgan Stanley Institutional Fund, Inc., and to the incorporation by reference of our reports dated August 24, 2010 and October 22, 2010 on Equity Growth Portfolio and Advantage Portfolio, respectively, (two of the portfolios constituting Morgan Stanley Institutional Fund, Inc.), included in the Annual Reports to Shareholders for the fiscal years ended June 30, 2010 and August 31, 2010, respectively.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
October 26, 2010